August 15, 2016

Elizabeth Bentzinger Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Strategy Shares , File Nos. 333-170750 and 811-22497

Dear Ms. Bentzinger:

On June 8, 2016, Strategy Shares (the "Registrant" or the “Trust”), on behalf of the US Equity Rotation Strategy ETF (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 8 (the “Amendment”) to the Registrant’s Registration Statement. On August 9, 2016, you provided oral comments to the Amendment to Andrew Davalla. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Redlined changes are provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits have been filed in Post-Effective Amendment No. 12 filed pursuant to Rule 485(b).

Comment 1. Please include an 80% Investment Policy noting that the Fund will invest at least 80% of its assets in securities of US issuers economically tied; i.e., derives a significant portion of its revenues and profits from, U.S. companies. See Rule 35d-1. Please also add disclosure regarding how the Fund will look at investments of underlying funds for the purposes of Rule 35d-1 compliance. Additionally, please disclose how the Fund determines compliance with this policy.

Response. The following disclosure has been added:

Under normal circumstances, at least 80% of the Fund’s assets will be invested in securities of companies domiciled in the U.S. or in other investment companies that invest in such securities. An issuer of a security will be deemed to be located in the United States if: (i)

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the principal trading market for the security is in the United States, (ii) the issuer is organized under the laws of the United States, or (iii) the issuer derives at least 50% of its revenues or profits from the United States or has at least 50% of its total assets situated in the United States.

Comment 18. Please confirm that the underlying securities in which the Fund invests are traded outside of a collateralized settlement system. If so, disclose that there are a limited number of institutions that may act as authorized participants to post collateral for certain trades on an agency (i.e., on behalf of market participants) basis. To the extent authorized participants exit the business, and no other authorized participant can act to create/redeem shares, such shares may trade like closed end funds, trade at a discount, and/or face delisting.

Response. The Registrant confirms that the Fund’s investments will not be traded outside of a collateralized settlement system. If this changes in the future, the Registrant will add disclosure to this effect.

Comment 32. In the “Calculation of Net Asset Value” section, please delete the reference to “EcoLogical Strategy ETF” and revise the second sentence of the first paragraph to note that the “Fund may invest a significant portion of its investment portfolio in foreign investments” rather than the existing disclosure referencing “foreign securities.”

Response. The requested changes have been made. The term “significant” has been deleted from the disclosure.

Comment 34. For more information please provide discount information section 4 calendar quarters when available

-	year and most recent years since 11(g)(2)
-	please explore how Fund complies with 3 and 4 to 11(g)(2)

Response. Existing disclosure on the back cover of the Fund’s prospectus provides the Fund’s website where this information can be found. The Fund’s website will be updated to include the narrative required by Item 11(g)(2).

Comment 44. Please disclose Trustee ownership of the Fund’s adviser and principal underwriter as required by Item 17(b)(5).

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Response. The requested disclosure has been provided. None of the trustees have any security ownership of the Fund’s adviser or its principal underwriter.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Andrew J. Davalla

Andrew J. Davalla